Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

June 24, 2005

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Mr. Shuman:

In response to your letter of comments dated June 20, 2005, please be advised as follows:

Management's Discussion and Analysis....

1.   Disclosure in the registration statement has been revised to remove the contradiction within the operating results section of the MD&A.

2.   Disclosure in the liquidity section of the MD&A has been amended to state that Cynthia Allison, our sole officer and director, is willing to loan Willowtree Advisors, Inc. the money needed to fund operations until this offering has been completed. Operations include, but are not limited to, filing reports with the Securities and Exchange Commission as well as the business activities contemplated by our business plan.

Financial Statements

3.   The legal fees have not been incurred and therefore are not recorded in the accompanying financial statements. Upon acceptance of this registration, an accrual will be made to record the related payable for legal fees. Disclosure of the commitment to pay the legal fees upon acceptance of the registration is disclosed in Note 5 - Commitments and Contingencies, in the accompanying financial statements.

Securities and Exchange Commission
RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840
June 24, 2005

Financial Statements (continued)

4.   Our auditors are not registered in the State of North Carolina. However, Williams and Webster, P.S. is registered in the State of Washington and has its primary office in Spokane, Washington. Williams and Webster, P.S. is in compliance with Regulation S-X, Article 2, Regulation 210.2-01(3)(a) which states, "The Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. The Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office." The audit firm is in compliance with this rule. The Company is incorporated in Nevada and is currently operating from the State of North Carolina. The jurisdictional issues concerning the status of the audit firm is in keeping with the SEC rules and guidelines.

5.   Williams & Webster, P.S. was selected by Willowtree Advisors, Inc. to be the Company's auditors. The statement regarding works "in conjunction with:" the Company's counsel simply means that the auditors have audited other financial statements with which the Company's counsel is associated.

/s/ Natasha Lysiak for
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.